RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                      CONTACT: PATRICK S. FEELY
May 10, 2004                                        PRESIDENT & CEO
                                                    (LOS ANGELES, CALIFORNIA)
                                                    (626) 744 1150

                                                    DAVID C.W. HOWELL
                                                    PRESIDENT ASIA OPERATIONS
                                                    & CFO
                                                    (HONG KONG)
                                                    (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ: RADA) announced today its results for the first quarter ended March 31, 2004. The Company reported a net loss for the quarter of $1.1 million or $0.06 per diluted share compared to a net loss of $0.6 million or $0.03 per diluted share in the first quarter of 2003.

Sales for the quarter decreased by 24.4% to $12.1 million from $16.0 million due to a $1.2 million reduction in manufacturing services business, $1.0 million of Q1 2003 special sales of our handheld Tetris game to Avon which did not recur in Q1 2004, and a $1.7 million general decrease in business caused by a reluctance of certain major retailers to take in inventory during January and February.

Pat Feely, Radica's President and CEO said, "The first quarter started out very slowly due to a generally high level of toy industry inventories at retail after Christmas. Retail inventories of Radica's products at year end seemed normal to us; however retail ordering was tightly restricted until March when our order intake returned to expected levels. While a small amount of sales was lost in the first two months we still feel very positive about our outlook for the full year. As an indication of this our listings of stock keeping units (SKUs) with our top 4 retail accounts currently appear to have increased by over 40% for fall of 2004. Taking this into account we believe we have the potential to grow sales in the range of 20% to 30% for the year with EPS in the range of 65 to 75 cents per diluted share. Achieving these results will require a continuation of the improved market conditions we have seen in March and April 2004. Given the uncertainties of the marketplace over the past few years and unknown consumer acceptance of our new fall products, a broad range of outcomes is possible for 2004."

The following table shows the detailed revenue comparisons for the quarter:

                                             Three months ended March 31,
                                         -----------------------------------
     Product Line Revenues                    2004               2003
     ---------------------               ---------------    ----------------
     (US$ in thousands)

     Electronic Games                         $  6,512             $  8,265
     Youth Electronics                           1,978                1,678
     VGA                                         1,992                3,234
     Manufacturing Services                      1,643                2,868
                                         ---------------    ----------------
     TOTAL                                    $ 12,125             $ 16,045
                                         ===============    ================

Gross profit margin for Q1 2004 was 42.4% compared to 38.0% in Q1 2003 due to the decrease of lower margin manufacturing services business, together with improved margin in other lines. Following the move of certain positions from Hong Kong to the manufacturing facility in China, the related costs, of approximately $0.2 million per quarter, have been shifted from S,G&A to cost of sales. The 2003 comparable numbers have also been amended to reflect this change.

Operating expenses decreased to $6.3 million for the quarter from $6.8 million in Q1 2003. The decrease was mainly due to the reduction of depreciation and amortization cost together with lower variable expenses.

At March 31, 2004 the Company had $46.0 million of cash and investment securities, and net assets of $87.5 million as compared to $42.0 million and $89.2 million, respectively at December 31, 2003. There was no debt at March 31, 2004 and December 31, 2003. Inventories increased to $18.0 million from $15.5 million at December 31, 2003 reflecting normal seasonal increases. Receivables were at $4.6 million at March 31, 2004 as compared to $15.4 million at December 31, 2003 also due to normal seasonality.

On January 5, 2004, the Company declared a dividend of 4 cents per share which was paid on January 30, 2004. On March 29, 2004, the Company declared a second dividend of 4 cents per share which was paid on April 30, 2004.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                                                   Three months ended March 31,
 except per share data)                                                    ----------------------------------
                                                                                2004                 2003*
                                                                           ------------          ------------
                                                                            (unaudited)           (unaudited)
Revenues:
  Net sales                                                                   $ 12,125              $ 16,045
  Cost of goods sold (exclusive of items shown                                  (6,985)               (9,944)
     separately below)
                                                                           ------------          ------------
Gross profit                                                                     5,140                 6,101

Operating expenses:
  Selling, general and administrative expenses                                  (4,989)               (5,294)
  Research and development                                                        (929)                 (915)
  Depreciation and amortization                                                   (421)                 (592)
  Total operating expenses                                                      (6,339)               (6,801)

  Operating loss                                                                (1,199)                 (700)

  Net interest and other income                                                    231                   115

  Foreign currency (loss) gain, net                                                (28)                   13
                                                                           ------------          ------------
  Loss before income taxes                                                        (996)                 (572)

  Provision for income taxes                                                      (116)                  (32)
                                                                           ------------          ------------

  Net loss                                                                    $ (1,112)             $   (604)
                                                                           ============          ============

  Basic and diluted loss per share                                            $  (0.06)             $  (0.03)
                                                                           ============          ============

  Cash dividends declared per share
    (4 cents declared and paid for quarter ended March 31, 2004
    and 4 cents declared for quarter ending June 30, 2004)                    $   0.08              $      -

  Basic and diluted weighted average number of common and
    common equivalent shares:                                               18,570,938            17,842,297
                                                                           ============          ============

* Reclassified to conform with 2004 presentation.


                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except share data                                  March 31,           December 31
                                                                                2004                 2003
                                                                           ------------          ------------
                                                                            (unaudited)
                                      ASSETS
Current assets:
  Cash and cash equivalents                                                   $ 17,882              $  13,944
  Investment securities                                                         28,097                 28,009
  Accounts receivable, net of allowances for doubtful accounts
    of $253 ($251 as at December 31, 2003)                                       4,617                 15,360
  Inventories                                                                   17,952                 15,503
  Prepaid expenses and other current assets                                      3,836                  2,748
  Income taxes receivable                                                          931                  1,404
  Deferred income taxes                                                          1,706                  1,706
                                                                           ------------           ------------

    Total current assets                                                        75,021                 78,674
                                                                           ------------           ------------
Property, plant and equipment, net                                              11,775                 11,908
                                                                           ------------           ------------
Goodwill                                                                         9,551                  9,551
                                                                           ------------           ------------
Other asset                                                                        870                    875
                                                                           ------------           ------------
Deferred income taxes, noncurrent                                                  932                  1,206
                                                                           ------------           ------------
        Total assets                                                          $ 98,149              $ 102,214
                                                                           ============           ============

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                            $  6,590              $   7,390
  Accrued payroll and employee benefits                                            995                  1,353
  Accrued liabilities                                                            3,022                  3,976
  Income taxes payable                                                               -                    339
                                                                           ------------           ------------
        Total current liabilities                                               10,607                 13,058
                                                                           ------------           ------------
        Total liabilities                                                       10,607                 13,058
                                                                           ------------           ------------
Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized,
    18,611,888 shares outstanding (18,225,204 as at December 31, 2003)             186                    182
  Additional paid-in capital                                                     4,262                   3,517
  Retained earnings                                                             82,838                  85,437
  Accumulated other comprehensive income                                           256                      20
                                                                           ------------           ------------
       Total shareholders' equity                                               87,542                  89,156
                                                                           ------------           ------------
       Total liabilities and shareholders' equity                             $ 98,149               $ 102,214

                                                                           ============           ============